As filed with the U.S. Securities and Exchange Commission on April 30, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM  40-8B25

APPLICATION FOR EXTENSION OF TIME
Investment Company Act File No. 811-07881

Jacob Funds II (formerly PineBridge Mutual Funds) (Exact Name of Registrant as Specified in Charter)
Delaware (State or other Jurisdiction of Incorporation or Organization)	[_____________] (IRS Employer Identification No.)
653 Manhattan Beach Blvd. #J Manhattan Beach, CA (Address of Principal Executive Office)	90266 (Zip Code)
424-237-2164 (Registrant’s Telephone Number, Including Area Code)

Part I
RULE 8B-25

Jacob Funds II ( the “Registrant”) files this Application for Extension of Time under Rule 8b-25 under the Investment Company Act of 1940, as amended (“1940 Act”) (17 the CFR 270.8b-25), respectfully requesting that the date for the timely filing of its Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company on Form N-Q , which is filed pursuant to Rule 30b1-5 of the 1940 Act, be extended from April 29,2013 to April 30, 2103, as provided in Rule 8b-25.

On November 12, 2012 the Registrant reorganized into Jacob Funds Inc.  At February 28, 2013 the Registrant had no holdings and no assets.  Since the Registrant is still a registered and active trust until Form N-8F is filed, it was determined that all interim filings for the Registrant must be completed.

Rule 8b-25 under the Investment Company Act permits a registered investment company to file an application for an extension of time if it is impractical to furnish a required report.  The facts and circumstances described above clearly indicate that it is impractical for the Fund to furnish a Form N-Q by April 29, 2013.  Further, the Fund strongly believes that the requested relief is consistent with the policies and purposes of the Investment Company Act as well as the protection of investors.

Part II
OTHER INFORMATION

(1) Name and telephone number of person to contact with respect to this notification:

Ryan I. Jacob
Jacob Funds Inc.
653 Manhattan Beach Blvd. # J
Manhattan Beach, CA 90266
424-237-2164

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Ryan Jacob
Name:	Ryan I. Jacob
Title:	President & Chief Investment Officer

April 30, 2013